Exhibit 4.4

TREX COMPANY, INC.

2005 STOCK INCENTIVE PLAN

PERFORMANCE AWARD AGREEMENT

Trex Company, Inc., a Delaware corporation (the “Company”), hereby grants performance shares relating to shares of its common stock, $.01 par value (the “Stock”), to the individual named below as the Grantee, subject to the vesting conditions set forth in the attachment. Additional terms and conditions of the grant are set forth in this cover sheet, in the attachment and in the Trex Company, Inc. 2005 Stock Incentive Plan (the “Plan”).

Grant Date:                                                                                                                                                                                          , 200

Name of Grantee:

Number of Performance Shares Covered by Grant:                                                                                                                                  (Target Number)

Purchase Price per Share of Stock: $.01

By signing this cover sheet, you agree to all of the terms and conditions described in the attached Agreement and in the Plan, a copy of which is available from the Company upon request. You acknowledge that you have carefully reviewed the Plan, and agree that the Plan will control in the event any provision of this Agreement should appear to be inconsistent.

Grantee:

(Signature)

Company:

(Signature)

Title:

Attachment

This is not a stock certificate or a negotiable instrument.

TREX COMPANY, INC.

2005 STOCK INCENTIVE PLAN

PERFORMANCE AWARD AGREEMENT

Grant of Performance Shares	This is a grant of performance shares, subject to the terms and conditions described below (the “Performance Shares”). The number of shares of Stock, if any, that may be issued pursuant to this grant of Performance Shares shall be determined based on the Company’s attainment as of the measurement date shown on Exhibit A (the “Measurement Date”) of the performance goals specified on attached Exhibit A.

Purchase Price	The Purchase Price for the shares of Stock (if any) delivered pursuant to the Performance Shares shall be deemed paid by your services to the Company.

Performance Shares Non-transferability	Your Performance Shares may not be transferred, assigned, pledged or hypothecated, whether by operation of law or otherwise, nor may the Performance Shares be made subject to execution, attachment or similar process.

Delivery of Stock Pursuant to Performance Shares	Promptly following the Measurement Date, the Company will pay to you the number of Performance Shares authorized by the Compensation Committee, as described in Exhibit A. The shares of Stock represented by Performance Shares may be issued in book entry form. If certificates are issued evidencing the shares of Stock, a certificate for all of the shares of Stock that you have earned will be delivered to you.

Forfeiture of Performance Shares	In the event that you cease to be employed by, or provide services to, the Company or any Affiliate for any reason prior to the Measurement Date, you will forfeit all of your Performance Shares.

Withholding Taxes	You agree, as a condition of this award of Performance Shares, that you will make acceptable arrangements to pay any withholding or other taxes that may be due as a result of the grant of this award or your acquisition of Stock under this award. In the event that the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to this award, the Company will have the right to: (1) require that you arrange such payments to the Company; (2) withhold such amounts from other payments due to you from the Company or any Affiliate; or (3) cause an immediate forfeiture of shares of Stock that would otherwise be delivered to you pursuant to the this Performance Share award in an amount equal to the withholding or other taxes due.

Retention Rights	This Agreement does not give you the right to be retained by the Company (or any Affiliates) in any capacity. The Company (and any Affiliate) reserve the right to terminate your service at any time and for any reason.

Shareholder Rights	You do not have any of the rights of a shareholder with respect to the Performance Shares unless and until the Stock relating to the Performance Shares has been delivered to you.

Adjustments	In the event of a stock split, a stock dividend or a similar change in the Stock, the number of Performance Shares covered by this grant will be adjusted (and rounded down to the nearest whole number) as determined by the Board in accordance with the terms of the Plan.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

The Plan

The text of the Plan is incorporated in this Agreement by reference. Certain capitalized terms used in this Agreement are defined in the Plan, and have the meaning set forth in the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this grant of Performance Shares. Any prior agreements, commitments or negotiations concerning this grant are superseded.

Consent to Electronic Delivery	The Company may choose to deliver certain statutory materials relating to the Plan in electronic form. By accepting this grant you agree that the Company may deliver the Plan prospectus and the Company’s annual report to you in an electronic format. If at any time you would prefer to receive paper copies of these documents, as you are entitled to receive, the Company would be pleased to provide copies. Please contact the Director of Human Resources to request paper copies of these documents.

This Performance Share grant is subject to all of the terms and conditions described above and in the Plan.

EXHIBIT A

PERFORMANCE AND PAYOUT CRITERIA

Measurement Date:             , 200

Performance Goals

Three year CAGR Performance Levels	Performance Shares Earned (Percent of Grant)
Less than _____%	0%
____%	50%
____%	100%
____% or more	150%

•	The Compounded Annual Growth Rate of earnings per share (“CAGR”) shall be determined by calculating the compounded annual growth between ____’s EPS of $____ and ____’s EPS. The target CAGR of ___% will be achieved if ____’s EPS is $____.

•	Notwithstanding the schedule above, a minimum of ___% annual Return on Invested Capital (ROIC), averaged over fiscal years _____, _____ and _____, must be achieved as a condition to the payment of any performance shares.

•	CAGR and ROIC may be adjusted at the discretion of the Compensation Committee to reflect extraordinary items, changes in accounting policy, or any factors that they deem appropriate. There will be interpolation of performance share payout if CAGR is between the performance levels set forth above.

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